November 30, 2009

VIA EDGAR

Ms. Patricia Williams

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	William Blair Funds (the “Registrant” or the “Trust”)

Registration Nos. 333-17463 and 811-5344

Dear Ms. Williams:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on November 20, 2009, regarding the Registrant’s Post-Effective Amendment No. 65 to its Registration Statement on Form N-1A filed on September 17, 2009, pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of a new series of the Trust, the William Blair Low Duration Fund (the “Fund”). This letter responds to your comments.

1.	Investment Objective

Comment: In the “Summary” section of the prospectus, the clause “by investing in a diversified portfolio of investment grade low duration debt securities” included in the statement of the Fund’s investment objective should be removed from the investment objective and should be included under “Main Investment Strategies” below.

Response: The requested change has been made.

2.	Definition of Total Return

Comment: Because the Fund’s investment objective is to “maximize total return,” total return should be described.

Response: Disclosure has been added under “Goal and Principal Strategies” in the “Investment Objective and Principal Investment Strategies” section of the prospectus describing total return.

Ms. Patricia Williams

November 30, 2009

3.	Investment Grade Debt Securities

Comment: In the 2nd paragraph under “Main Investment Strategies” in the “Summary” section of the prospectus, the first sentence should be changed from “The Fund invests primarily in investment grade securities…” to “The Fund invests primarily in investment grade debt securities…”

Response: The requested change has been made.

4.	Duration Policy

Comment: The Fund’s duration policy should be included in the “Summary” section of the prospectus.

Response: The requested change has been made.

5.	Foreign Investment Risk

Comment: Under “Main Risks of Investing” in the Summary section of the prospectus, include foreign investment risk disclosure because the Fund can invest in corporate debt securities issued by foreign companies.

Response: The requested change has been made.

6.	Credit Default Swaps

Comment: Under “Additional Strategies and Risks” in the “Investment Objective and Principal Investment Strategies” section of the prospectus disclose whether the Fund intends to purchase or sell credit default swaps. If the Fund only intends to purchase credit default swaps, so state. If the Fund intends to sell credit default swaps, explain the appropriateness of engaging in such practice.

Response: The Fund will not enter into credit default swaps. Accordingly, the disclosure regarding the fund entering into credit default swaps under “Additional Strategies and Risks” in the “Investment Objective and Principal Investment Strategies” section of the prospectus has been removed.

7.	Composite Benchmark

Comment: Explain why the Merrill Lynch 3-Month U.S. Treasury Bill Index is the appropriate index for the Composite given the Composite has: (i) significantly higher maturity and (ii) significantly lower quality.

Ms. Patricia Williams

November 30, 2009

Response: After further consideration, the Advisor has determined to also include the Merrill Lynch 1-year U.S. Treasury Note Index with the Composite information. The Advisor notes that the Composite maintains a weighted average duration between 0.5 and 2 years and the Composite invests principally in obligations of or guaranteed by the U.S. Government, its agencies or instrumentalities and other investment grade debt securities rated in the highest three categories by at least one nationally recognized statistical rating organizations. For purpose of Fund performance disclosure in the prospectus, only the Merrill Lynch 1-year U.S. Treasury Note Index will be used.

8.	Investment Risks

Comment: Confirm that each applicable risk in the “Investment Risks” section of the prospectus is disclosed under “Main Risks of Investing” in the Summary section of the prospectus.

Response: Disclosure regarding foreign investment risk and liquidity risk has been added under “Main Risks of Investing” in the Summary section of the prospectus.

9.	Related Performance of the Advisor

Comment: Move the “Related Performance of the Advisor” disclosure to the “Management of the Fund” section of the prospectus.

Response: The requested change has been made.

*****

If you have any questions regarding these responses, please call me at (312) 609-7753.

Very truly yours,

/s/ John S. Marten
John S. Marten

JSM

cc:	Richard W. Smirl (William Blair & Company L.L.C.)

Andrew T. Pfau (William Blair & Company L.L.C.)

Colette M. Garavalia (William Blair & Company L.L.C.)

Maureen A. Miller (Vedder Price P.C.)